UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The registrant is reporting the following information on this current report on Form 6-K:

As previously announced on May 11, 2022, Mr. Peter Niklai has resigned from the Board of Directors (the “Board”) of Eneti Inc. (the “Company”) effective May 12, 2022.  As a result of such resignation, Mr. Niklai will not stand for re-election to the Board at the Company’s upcoming annual general meeting of shareholders scheduled for June 1, 2022 (the “Meeting”) and Mr. Niklai’s nomination for election as a Class C director at the Meeting is withdrawn.

As a result of the vacancy on the Board created by the resignation of Mr. Niklai, the size of the Company’s Board was reduced from 10 to nine.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-251301), the Company's registration statement on Form F-3 (File No. 333-221441), and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated:	May 20, 2022	By: /s/ Hugh Baker
Hugh Baker
Chief Financial Officer